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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED DECEMBER 31, 2003

COMMISSION FILE NO. 1-10421

LUXOTTICA GROUP S.p.A.

VIA CANTU' 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

LUXOTTICA GROUP S.p.A.

        The information included in this Report is an English translation of information that Luxottica Group S.p.A. is required to file with Italian regulatory authorities. Luxottica will include additional information regarding its business and fiscal year ended December 31, 2003 in its 2003 Annual Report on Form 20-F.

        The audit of the financial statements as of and for the year ended December 31, 2003 included in this Report is not yet complete and, therefore, such financial statements are unaudited. Luxottica intends to file audited financial statements for 2003 in its Annual Report on Form 20-F.

INDEX TO FORM 6-K

			Page
Item 1		Financial Statements:
	—	Consolidated Balance Sheets -U.S. GAAP- at December 31, 2002 (audited) and December 31, 2003 (audit pending)	3
	—	Statements of Consolidated Income -U.S. GAAP- for the year ended December 31, 2002 (audited) and 2003 (audit pending)	5
	—	Statement of Consolidated Shareholders' Equity -U.S. GAAP- for the period from January 1, 2003 to December 31, 2003 (audit pending)	6
	—	Statements of Consolidated Cash Flows -U.S. GAAP- for the year ended December 31, 2002 (audited) and 2003 (audit pending)	7
	—	Condensed Notes to Consolidated Financial Statements (audit pending)	9
Item 2		Management's discussion and analysis of financial condition and results of operations for the years and the three months ended December 31, 2002 and 2003	13
Item 3		Press Release for December 31, 2003	32

LUXOTTICA GROUP S.p.A.

CONSOLIDATED BALANCE SHEETS -US GAAP-

DECEMBER 31, 2002 (AUDITED) AND DECEMBER 31, 2003 (AUDIT PENDING)

	December 31, 2002	December 31, 2003	December 31, 2003
	(Thousand of Euro)		(Thousand of US dollars)(1)
ASSETS
CURRENT ASSETS
Cash	151,418	299,937	$377,830
Accounts receivable—net	370,234	353,516	445,324
Sales and income taxes receivable	10,956	34,258	43,155
Inventories	406,032	404,216	509,191
Prepaid expenses and other	53,385	50,715	63,886
Net deferred tax assets—current	148,088	124,451	156,771

Total current assets	1,140,113	1,267,094	1,596,158

PROPERTY, PLANT AND EQUIPMENT—net	506,545	497,435	626,619

OTHER ASSETS
Intangible assets—net	1,916,526	2,082,877	2,623,801
Investments	12,837	13,055	16,446
Other assets	10,311	41,481	52,254

Total other assets	1,939,674	2,137,414	2,692,500

TOTAL	3,586,332	3,901,942	$4,915,277

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $ 1.2597 on December 31, 2003 (see Note 6).

LUXOTTICA GROUP S.p.A.

CONSOLIDATED BALANCE SHEETS -US GAAP-

DECEMBER 31, 2002 (AUDITED) AND DECEMBER 31, 2003 (AUDIT PENDING)

	December 31, 2002	December 31, 2003	December 31, 2003
	(Thousand of Euro)		(Thousand of US dollars)(1)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	371,729	516,905	$651,146
Current portion of long-term debt	178,335	390,935	492,460
Accounts payable	202,897	178,616	225,003
Accrued expenses and other	217,883	218,388	275,104
Accrual for customers' right of return	9,130	7,423	9,351
Income taxes payable	18,748	11,011	13,870

Total current liabilities	998,722	1,323,278	1,666,934

LONG TERM LIABILITIES
Long term debt	855,654	862,492	1,086,482
Liability for termination indemnities	48,945	47,241	59,510
Net deferred tax liabilities—non current	121,805	150,368	189,419
Other	133,605	124,157	156,400

Total long term liabilities	1,160,010	1,184,259	1,491,811

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	9,705	19,871	25,032

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—454,263,600 and 454,477,033 ordinary shares authorized and issued at December 31, 2002 and December 31, 2003, respectively; 452,351,900 and 448,042,247 shares outstanding at December 31, 2002 and December 31, 2003, respectively	27,256	27,269	34,350
Additional paid-in capital	34,799	36,275	45,695
Retained earnings	1,447,374	1,619,313	2,039,849
Accumulated other comprehensive income (loss)	(66,987)	(238,335)	(300,231)

Total	1,442,442	1,444,521	1,819,663
Less—Treasury shares at cost; 1,911,700 and 6,434,786 shares at December 31, 2002 and December 31, 2003, respectively	24,547	69,987	88,163

Shareholders' equity	1,417,895	1,374,534	1,731,500

TOTAL	3,586,332	3,901,942	$4,915,276

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $ 1.2597 on December 31, 2003 (see Note 6).

LUXOTTICA GROUP S.p.A.

STATEMENTS OF CONSOLIDATED INCOME -US GAAP-

FOR THE YEAR ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (AUDIT PENDING)

	2002(3)	2003	2003
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)
NET SALES	3,178,602	2,824,636	$3,558,194
COST OF SALES	924,404	878,340	1,106,445

GROSS PROFIT	2,254,198	1,946,296	2,451,749

OPERATING EXPENSES:
Selling and advertising	1,358,884	1,233,476	1,553,810
General and administrative	293,806	281,033	354,018

Total	1,652,689	1,514,510	1,907,828

INCOME FROM OPERATIONS	601,509	431,787	543,921

OTHER INCOME (EXPENSE):
Interest income	5,036	5,922	7,460
Interest expense	(65,935)	(47,117)	(59,353)
Other—net	(1,168)	(799)	(1,007)

Other income (expense) net	(62,067)	(41,994)	(52,900)

INCOME BEFORE PROVISION FOR INCOME TAXES	539,442	389,793	491,022
PROVISION FOR INCOME TAXES	162,695	117,328	147,798

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	376,747	272,465	343,224
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	4,669	5,122	6,452

NET INCOME	372,078	267,343	$336,772

EARNINGS PER SHARE:
Basic	0.82	0.60	$0.75

Diluted	0.82	0.59	$0.75

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	453,174.0	448,664.4
Diluted	455,353.5	450,202.2

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.

(2)
Translated at the Noon Buying Rate of Euro 1.00 = US $ 1.2597 on December 31, 2003 (see Note 6).

(3)
Certain amounts presented in the prior year financial statements have been reclassified to conform with the current presentation. Among them was a reclassification of certain revenue items of the retail segment which were recorded in the prior year as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification is an increase in sales for the year ended December 31, 2002 of U.S. $ 43.8 million, and an offsetting increase in costs in the same amount.

LUXOTTICA GROUP S.p.A.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY -US GAAP-

FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDIT PENDING)

	Common Stock					Accumulated Other Comprehensive Income (loss)
			Additional Paid-in Capital	Retained Earnings	Comprehensive Income (loss)		Treasury Shares	Consolidated Shareholders' Equity
	Shares	Amount
	(Thousand of Euro)
BALANCES, January 1, 2003	454,263,600	27,256	34,799	1,447,374		(66,987)	(24,547)	1,417,895
Exercise of stock options	213,433	13	1,476					1,489
Translation adjustment					(169,054)	(169,054)		(169,054)
Minimum pension liability, net of taxes					(1,228)	(1,228)		(1,228)
Purchases of treasury shares							(45,440)	(45,440)
Other					(1,066)	(1,066)		(1,066)
Dividends declared				(95,404)				(95,404)
Net income				267,343	267,343			267,343

Compehensive income					95,995

BALANCES, December 31, 2003	454,477,033	27,269	36,275	1,619,313		(238,335)	(69,987)	1,374,534

Comprehensive income					$120,924

(Thousand of US dollars)(1)
BALANCES, December 31, 2003	454,477,033	$34,350	$45,695	$2,039,849		$(300,231)	$(88,163)	$1,731,500

(Thousand of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $ 1.2597 on December 31, 2003 (see Note 6).

LUXOTTICA GROUP S.p.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS -US GAAP-

FOR THE YEAR ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (AUDIT PENDING)

	2002	2003	2003
	(Thousand of Euro)		(Thousand of US dollars)(1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	376,747	272,465	$343,224

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	145,980	134,840	169,858
Benefit for deferred income taxes	(7,785)	12,865	16,206
Losses (Gains) on disposal of fixed assets—net	(1,212)	(124)	(156)
Termination indemnities matured during the period	5,977	2,403	3,026
Changes in assets and liabilities:
Accounts receivable	(17,522)	23,888	30,092
Prepaid expenses and other	56,339	(43,556)	(54,867)
Inventories	(58,573)	17,120	21,566
Accounts payable	8,926	(45,029)	(56,723)
Accrued expenses and other	(78,611)	(39,857)	(50,208)
Accrual for customers right of return	(3,147)	(249)	(314)
Income taxes payable	13,055	(7,240)	(9,120)

Total adjustments	63,427	55,061	69,360

Cash provided by operating activities	440,173	327,526	$412,585

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $ 1.2597 on December 31, 2003 (see Note 6).

LUXOTTICA GROUP S.p.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS -US GAAP-

FOR THE YEAR ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (AUDIT PENDING)

	2002	2003	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(173,330)	(81,288)	$(102,398)
Disposals	4,646	3,839	4,836
Purchase of business (net of cash acquired)	(27,428)	(342,432)	(431,361)
Sales of treasury shares	9,269	—	—
Investment in treasury shares	(24,547)	(45,440)	(57,241)
Increase (Decrease) in investments	(7,611)	(501)	(631)
Decrease (Increase) in intangible assets	28,611	(48,177)	(60,689)

Cash used in investing activities	(190,391)	(513,999)	(647,483)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	1,000,714	619,859	780,837
Repayments	(1,408,308)	(332,045)	(418,277)
(Investment in)/use of restricted cash deposit	201,106	—	—
Repayments of acquired Debt	—	—	—
Exercise of stock options	9,567	1,488	1,874
Dividends paid	(77,211)	(95,404)	(120,181)

Net cash provided by (used in) financing activities	(274,132)	193,898	244,252

EFFECT OF TRANSLATION ADJUSTMENTS AND OTHER	3,944	6,528	8,224

INCREASE (DECREASE) IN CASH	(20,405)	13,953	17,577
CASH, BEGINNING OF THE PERIOD	(211,991)	(220,311)	(277,525)

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	12,085	(10,611)	(13,366)

CASH, END OF THE PERIOD	(220,310)	(216,968)	$(273,315)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	58,162	44,951	$56,625
Cash paid during the period for taxes	137,650	110,609	$139,335

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $ 1.2597 on December 31, 2003 (see Note 6).

LUXOTTICA GROUP S.p.A.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of December 31, 2003 and the related statements of consolidated income and cash flows for the year ended December 31, 2002 and 2003 and the statement of consolidated shareholders' equity for the year ended December 31, 2003 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated balance sheet at year ended December 31, 2002 and 2003, and the statement of consolidated shareholders' equity for the year ended December 31, 2002 and 2003, are derived from financial statements for which the audit is currently pending. The audit of the financial statements as of and for the year ended December 31, 2003 included in this Report is not yet complete and, therefore, such financial statements are unaudited. Luxottica intends to file audited financial statements for 2003 in its Annual Report on Form 20-F. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the years ended December 31, 2002 and 2003 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The consolidated financial statements as of and for the year ended December 31, 2003 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2002.

2.     ACQUISITION OF OPSM

        On June 16, 2003, our wholly-owned subsidiary, Luxottica South Pacific Pty Limited, commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitles the Company to require the cancellation of all the options and performance rights still outstanding. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM's shares on August 8, 2003, OPSM's financial position and results of operations are reported in our consolidated financial statements since August 1, 2003.

        The aggregate purchase price for the OPSM shares, performance rights and options was 442.7 million of Australian dollars ("A$") (Euro 253.7 million based on the exchange rate in effect at such time).

        Under U.S. GAAP the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The valuation of OPSM's acquired assets and assumed liabilities is preliminary, and as a result, the allocation of the purchase price is subject to modification. Management believes it will finalize the valuation study by June 2004. Preliminarily the purchase price has been allocated as follows (Thousands of Euro):

Assets purchased:
Cash and cash equivalents	5,990
Inventories	23,623
Property, plant and equipment	49,781
Prepaid expenses and other current assets	7,433
Accounts receivable	1,064
Trade name	141,195
Pre-existing goodwill and other intengible assets	47,928
Other assets including deferred tax assets	12,616
Liabilities assumed:
Accounts payable and accrued expenses	(31,434)
Other current liabilities	(11,426)
Deferred tax liabilities	(42,359)
Long-term debts	—
Bank overdraft	(42,914)

Fair Value of Net Assets	161,497
Minority Interest	(11,246)
Other Intangible Assets (mainly goodwill)	103,425

Total Purchase Price	253,676

        Certain consolidated adjusted financial information for the year ending December 31, 2002, giving effect to the OPSM acquisition as if it occurred on August 1, 2002, is disclosed in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year and three months ended December 31, 2002 and 2003".

3.     INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2002	December 31, 2003
Raw materials	64,581	62,209
Work in process	22,624	25,363
Finished goods	318,827	316,644

Total	406,032	404,216

4.     EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

5.     STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 11,087,300 Ordinary Shares of the Company were outstanding at December 31, 2003. Outstanding options granted under the Company's Stock Option Plans (10,117,300 shares) become exercisable in three equal annual installments and expire on or before

January 31, 2012. During 2003, 213,433 options were exercised. Options granted under the Company's Incentive Plans (970,000 shares) vest and become exercisable only if certain financial performance measures are met over a three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on each date of grant. Compensation expense will be recognized for the options issued under the Company's Incentive Plans based on the market value of the underlying Ordinary Shares when the number of shares to be issued is known.

6.     CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the year ended December 31, 2003, are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $ 1.2597, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at December 31, 2003. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.     INCOME TAXES

        The Company's 2002 and 2003 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8.     NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets ("SFAS No. 142")". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        The Company's goodwill was tested for impairment during the first half of 2002, as well as in early 2003 in connection with the announcement of the termination of the license agreement for the production and distribution of Giorgio Armani and Emporio Armani collections in November 2002, as required by the transitional provisions of SFAS No. 142. The result of this process was the determination that the carrying value of goodwill and other intangible assets included in the Company's Consolidated Balance Sheet did not exceed their fair market value, and as a result, the Company has not recorded an asset impairment charge under the provisions of SFAS No. 142.

        The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the year ended December 31, 2003 was Euro 36.1 million, compared to Euro 37.3 million for the same period of 2002.

9.     RECLASSIFICATION OF 2002 INCOME STATEMENT

        Certain amounts presented in the prior year financial statements have been reclassified to conform with the current year presentation. The reclassifications include certain revenue items of the retail segment which were recorded in the prior years as a reduction in the related costs and are now reflected as gross revenues and gross costs. The effect of this reclassification was an increase in sales for the year ended December 31, 2002 of U.S. $ 43.8 million, and an offsetting increase in costs for the same amount.

10.   LITIGATION

        On April 22, 2003, the Company entered into a Settlement Agreement with Oakley, Inc. ("Oakley") under which two previously reported patent and intellectual property lawsuits brought by Oakley in 1998 (originally against Bausch & Lomb Incorporated and certain of its subsidiaries and assumed by the Company in connection with its acquisition from Bausch & Lomb in 1999 of the Ray Ban business) and in 2001 against the Company and certain of its subsidiaries, each in the U.S. District Court for the Central District of California, were settled. As part of the settlement, neither party admitted to any wrongdoing in either case, and all claims and counterclaims were released and discharged. Further, the preliminary injuction that Oakley had obtained in the second case against certain subsidiaries of the Company was dissolved.

        In May 2001, certain former stockholders of Sunglass Hut International, Inc. ("SHI") commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire SHI and certain other defendants, on behalf of a purported class of former SHI stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities laws, and the rules thereunder in connection with the acquisition of SHI in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement, prior the commencement of the tender offer, with the former chairman of SHI, which purportedly involved paying consideration to such person for his SHI shares and his support of the tender offer that was higher than that paid to SHI's stockholders in the tender offer. The Company and the other defendant filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted the Company's motion to dismiss plaintiffs' claim under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, but denied the Company's motion to dismiss the claims under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former chairman of SHI, and aiding and abetting alleged breaches by SHI's former directors of their fiduciary duties, noting that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs' allegations in the complaint as true. The Company continues to believe that the claims that were not dismissed are without merit and that its defenses are meritorious, and will continue to defend against such claims vigorously. However, the Company can provide no assurance as to the outcome of the case.

        In December 2002, the Company was informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. The Company has been fully cooperating with this investigation and intends to continue to do so, by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome or timing of this investigation.

        On August 29, 2003, the Securities Appellate Tribunal (SAT) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT's decision and that the Company, through its subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. The Company expects the aggregate cost of the offer to be approximately Euro 16 million, including stipulated interest increments. In accordance with applicable Indian regulation, the Company placed in escrow with the Manager of the Offer Rs 226 million (Euro 4.2 million). On November 17, 2003, the Supreme Court of India stayed the SAT's order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). The Company has complied with such requirement and the review has been delayed until April 1, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS AND THREE MONTHS ENDED DECEMBER 31, 2002 AND 2003

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition. See Annual Report on Form 20-F, Item 3 "Key Information—Risk Factors" and Item 5 "Operating and Financial Review and Prospects". Additional information regarding the Company and its fiscal year ended December 31, 2003 will be contained in the Company's 2003 Annual Report on Form 20-F.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut") and, since August 2003, OPSM Group Ltd. As of December 31, 2003, LensCrafters operated 877 stores located in the United States, Canada and Puerto Rico, Sunglass Hut operated 1,906 stores located in North America, Europe and Australia, and OPSM operated 600 stores located in Australia, New Zealand, Hong Kong, Singapore and Malaysia.

        Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Retail Division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut in April 2001, we believe that this seasonality effect has increased. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the year ended December 31, 2002 of Euro 1.00 = U.S. $ 0.9450 to Euro 1.00 = U.S. $ 1.1307 in the year ended December 31, 2003. Additionally, with the acquisition of OPSM, the Company's results of operations have also been rendered susceptible to currency fluctuation between the Euro and the Australian Dollar. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. As such, the results of the Ray-Ban business have been accounted for in our consolidated results since the date of acquisition. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation between us. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded were reduced at December 31, 2001. A receivable was recorded at December 31, 2001 for the final settlement amount. The Company received a payment of U.S. $23 million in January 2002 as the final settlement payment.

        In September 2003, through the completion of a tender and subsequent merger, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitles the Company to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price for the OPSM shares, performance rights and options was A$ 442.7 million (Euro 253.7 million based on the exchange rate in effect at such time). The acquisition was accounted for under the purchase method and the financial condition and results of operations of OPSM have been included in the Company's consolidated results since August 1, 2003.

        On January 26, 2004, the Company and Cole National Corporation jointly announced that they have entered into a definitive merger agreement dated as of January 23, 2004 with the unanimous approval of the Boards of Directors of both companies. Under the agreement, the Company will acquire all of the outstanding shares of Cole National for a cash purchase price of U.S. $22.50 per share, together with the purchase of all outstanding options and similar equity rights at the same price per share, less their respective exercise prices, for a total purchase price of approximately U.S. $ 401 million. The merger is subject to the approval of Cole National's stockholders and the satisfaction of other customary conditions, including compliance with applicable antitrust clearance requirements. The transaction is expected to close in the second half of 2004.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2003

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Year ended December 31,
	2002	%	2003	%
	(Thousand of Euro)		(Thousand of Euro)
Net sales	3,178,602	100.0	2,824,636	100.0
Cost of sales	924,404	29.1	878,340	31.1

Gross profit	2,254,198	70.9	1,946,296	68.9
Selling, general and administrative expense	1,652,689	52.0	1,514,510	53.6

Income from operations	601,509	18.9	431,787	15.3
Other expense (income)—net	62,067	2.0	41,994	1.5
Provision for income taxes	162,695	5.1	117,328	4.2
Minority interests	4,669	0.1	5,122	0.2

Net income	372,077	11.7	267,343	9.5

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, exclude the results of operations for the 53rd week in the U.S. retail fiscal calendar, when applicable, and include the results of operations of OPSM for the 5 month period ended December 31, 2002. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the year 2003 and the year 2002 are calculated using for each currency the average exchange rate for the year ended December 31, 2002.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company.

	FY 2002 U.S. GAAP results	FY 2003 U.S. GAAP results	Adjustment for constant exchange rates	FY 2003 adjusted results
	(in millions of Euro)
Consolidated net sales	3,178.6	2,824.6	400.2	3,224.8
Manufacturing/Wholesale net sales	1,128.7	995.1	77.9	1,073.0
Less: intercompany sales	-154.9	-172.7	-29.6	-202.3
Wholesale sales to third parties	973.8	822.4	48.3	870.7
Retail net sales	2,204.8	2,002.3	351.8	2,354.1

        The results of operations for the year ended December 31, 2003 include the results of operations of OPSM as of August 1, 2003. Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the year ended December 31, 2002. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2002 and 2003 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the consolidated results of OPSM for the five month period ended December 31, 2002, prior to the acquisition are included in the adjusted amounts; and

2.
the elimination of wholesale sales to OPSM from Luxottica Group entities for the five month period ended December 31, 2002.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of August 1, 2002.

        The following table reflects the Company's consolidated net sales and income from operations for the year ended December 31, 2002 as reported and as adjusted:

	FY 2002 U.S. GAAP results	Adjustment for OPSM	FY 2002 adjusted results
	(in millions of Euro)
Consolidated net sales	3,178.6	108.3	3,286.9
Consolidated income from operations	601.5	6.1	607.6

        The Company's year end for its retail operations ends on the Saturday closest to December 31, and, as a result, a 53rd week may be added every four or five years. Fiscal 2003 was such a year and as such the 53rd week has increased net sales of U.S. dollar 41.7 million and income from operations of U.S. dollar 10.9 million.

        Net Sales.    Net sales decreased 11.1 percent to Euro 2,824.6 million during 2003, as compared to Euro 3,178.6 million for 2002. This net decrease was primarily due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have increased by 1.5 percent during 2003, as compared to 2002.

        The comparison between the results of 2003 and 2002 is also affected by the fact that the year ended December 31, 2003 includes the results of operations of OPSM as of August 1, 2003 and also by the North-American retail calendar, which, in 2003, included a 53rd week, while 2002 was a 52 week year. The effect of the 53rd week is equal to U.S. dollar 41.7 million in net sales. The following table summarizes the combined effect on consolidated net sales of exchange rates, OPSM acquisition and 53rd week, to allow a comparison of operating performance on a consistent basis:

		Consolidated Net Sales
	FY 2002	FY 2003	% change
	(in millions of Euro)
US Gaap results	3,178.6	2,824.6	-11.1%
Exchange rate effect		400.2
Constant exchange rate	3,178.6	3,224.8	+1.5%
OPSM results in 2002	108.3
with OPSM in both years	3,286.9	3,224.8	-1.9%
w/o 53rd week in 2003(1)		(44.1)
Consistent basis	3,286.9	3,180.7	-3.2%

(1)
US dollar 41.7 million converted in Euro at FY 2002 average exchange rate of Euro 1.00 = US dollar 0.945 to maintain constant exchange rate comparison.

        The 3.2 percent decrease in net sales on a consistent basis in 2003, as compared to 2002 is mainly attributable to the Armani product lines.

        During 2003, net sales in the retail segment accounted for approximately 70.9 percent of total net sales, as compared to approximately 69.4 percent of total net sales in 2002.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM, decreased 9.2 percent to Euro 2,002.3 million for 2003 from Euro 2,204.8 million for 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales during 2003 would have increased by 6.8 percent as compared to 2002. The following table summarizes the combined effect on retail segment net sales of exchange rates, OPSM acquisition and 53rd week, to allow a comparison of operating performance on a consistent basis:

		Retail Segment Net Sales
	FY 2002	FY 2003	% change
	(in millions of Euro)
US Gaap results	2,204.8	2,002.3	-9.2%
Exchange rate effect		351.8
Constant exchange rate	2,204.8	2,354.1	+6.8%
OPSM results in 2002(2)	109.8
with OPSM in both years	2,314.5	2,354.1	+1,7%
w/o 53rd week in 2003(1)		(44.1)
Consistent basis	2,314.5	2,310.0	-0.2%

(1)
US dollar 41.7 million converted in Euro at FY 2002 average exchange rate of Euro 1.00 = US dollar 0.945 to maintain constant exchange rate comparison.

(2)
This effect differs from the one relevant to consolidated net sales (Euro 108.3 million) because is gross of inter-segment elimination.

        Comparable store sales in constant U.S. dollar during 2003, excluding OPSM and 53rd week, decreased 1.1 percent as compared to 2002.

        Net sales to third parties in the manufacturing and wholesale segment decreased 15.6 percent to Euro 822.4 million for 2003 as compared to Euro 973.8 million in 2002. Assuming constant exchange rates, wholesale sales to third parties for 2003 would have decreased by 10.6 percent as compared to 2002. This decline was primarly attributable to the reduction by almost 80% of Armani sales during the year following the termination of our license agreement with Armani.

        On a geographic basis, the United States and Canada operations had net sales of Euro 1,921.3 million during 2003, comprising 68.0 percent of total net sales, a decrease of Euro 398.1 million from 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, the United States and Canada operations had a decrease of U.S. $ 19.4 million as compared to 2002). Net sales for the rest of the world accounted for the remaining Euro 903.2 million of net sales during 2003, which represented a 5.1 percent increase as compared to 2002. This increase was due to the inclusion of OPSM sales for the five month period following the acquisition in 2003, partially offset by the reduction of Armani sales following the termination of our license agreement with Armani.

        Cost of Sales.    Cost of sales decreased 5.0 percent to Euro 878.3 million in 2003, from Euro 924.4 million in 2002, and increased as a percentage of net sales to 31.1 percent from 29.1 percent, respectively. Manufacturing labor costs decreased 7.8 percent to Euro 240.9 million in 2003, from Euro 261.2 million in 2002. As a percentage of net sales, cost of labor increased to 8.5 percent in 2003 from 8.2 percent in 2002. Increases in cost of sales, including manufacturing labor costs, as a percentage of net sales, was mainly attributable to lower net sales in the current period, resulting primarily from the weakening of the U.S. dollar against the Euro. For 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar and the newly acquired IC Optics) was approximately 123,000 as compared to 131,000 for 2002.

        Gross Profit.    For the reasons outlined above, gross profit decreased 13.7 percent to Euro 1,946.3 million in 2003, from Euro 2,254.2 million in 2002. As a percentage of net sales, gross profit decreased to 68.9 percent in 2003 from 70.9 percent in 2002.

        Operating Expenses.    Total operating expenses decreased 8.4 percent to Euro 1,514.5 million in 2003, from Euro 1,652.7 million in 2002. As a percentage of net sales, operating expenses increased to 53.6 percent in 2003 from 52.0 percent in 2002.

        Selling, royalty and advertising expenses decreased 9.2 percent to Euro 1,233.5 million during 2003, from Euro 1,358.9 million in 2002. As a percentage of net sales, these expenses increased to 43.7 percent in 2003 from 42.8 percent in 2002. While the reduction in Euro is largely due to the weakening of the U.S. $ against the Euro, the increase as a percentage of net sales is mainly due to the greater percentage of fixed costs to total costs in our retail segment.

        General and administrative expenses, including intangible asset amortization, decreased 4.3 percent to Euro 281.0 million 2003 from Euro 293.8 million in 2002. As a percentage of net sales, general and administrative expenses increased to 9.9 percent in 2003 from 9.2 percent in 2002. While the reduction in Euro is primarily due to the weakening of the U.S. dollar against the Euro, the increase as a percentage of net sales is mainly due to the greater percentage of fixed costs to total costs in the manufacturing and wholesale distribution segment, due to the reduction in sales.

        Income from Operations.    Income from operations for 2003 decreased 28.2 percent to Euro 431.8 million, from Euro 601.5 million in 2002. As a percentage of net sales, income from operations decreased to 15.3 percent in 2003 from 18.9 percent in 2002. The comparison between the results of 2003 and 2002 is affected by the fact that the 2003 include the results of operations of OPSM as of August 1, 2003 and also by the North-American retail calendar, which, in 2003, included a 53rd week, while 2002 was a 52 week year. The effect of the 53rd week is equal to U.S. dollar 10.9 million in income of operations.

        On a consolidated adjusted basis, including OPSM's results for the five-month period ended December 31, 2002, and excluding the effect of 53rd week from 2003 results, the decrease in income from operations in 2003, as adjusted, would have been 30.5 percent as compared to 2002, as adjusted (see following table).

	Consolidated Income from Operations
	FY 2002	FY 2003	% change
	(in millions of Euro)
US Gaap results	601.5	431.8	-28.2%
% of net sales	18.9%	15.3%
OPSM results in 2002	6.1
with OPSM in both years	607.6	431.8	-28.9%
% of net sales	18.5%	15.3%
w/o 53rd week in 2003(1)		(9.6)
Consistent basis(1)	607.6	422.2	-30.5%
% of net sales	18.5%	15.1%

(1)
US dollar 10.9 million converted in Euro at FY 2003 average exchange rate of Euro 1.00 = US dollar 1.1307. Differently from previous reconciliations on net sales, we are not calculating for income from operations the exchange rate effect.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 19.2 percent in 2003, from 25.5 percent in 2002.

        Operating margin in the retail segment decreased to 13.5 percent in 2003 from 14.5 percent in 2002. On a consolidated adjusted basis, including OPSM's results for the five month period ended December 31, 2002, and excluding the effect of 53rd week from 2003 results, the decrease in operating margin in the retail segment, would have been to 13.2 percent in 2003, as adjusted, as compared to 14.2 percent in 2002, as adjusted (see following table).

	Retail segment Income from Operations
	FY 2002	FY 2003	% change
	(in millions of Euro)
US Gaap results	319.4	269.9	-15.6%
% of net sales	14.5%	13.5%
OPSM results in 2002(1)	8.4
with OPSM in both years	327.8	269.9	-17.7%
% of net sales	14.2%	13.5%
w/o 53rd week in 2003(2)		(9.6)
Consistent basis(2)	327.8 14.2%	260.3 13.2%	-20.6%
Consistent basis in US dollar(3)	309.8	294.2	-5.0%

(1)
This effect differs from the one relevant to consolidated income from operation (Euro 6.1 million) because is gross of inter-segment elimination.

(2)
US dollar 10.9 million converted in Euro at FY 2003 average exchange rate of Euro 1.00 = US dollar 1.1307. Differently from previous reconciliations on net sales, we are not calculating for income from operations the exchange rate effect.

(3)
Translated at the FY 2002 average exchange rate of Euro 1.00 = US dollar 0.9450 and at the FY 2003 average exchange rate of Euro 1.00 = US dollar 1.1307, respectively. This translation is provided for comparison purpose only, being most of retail business generated in US dollar, and does not purport to be indicative of operating results at constant exchange rates, because a portion of retail business is generated in other currencies.

        Interest and Other Expenses.    Net interest and other expense was Euro 42.0 million in 2003 as compared to Euro 62.1 million in 2002. This decrease was attributable to lower interest expense in the current period due to the reduction of interest rates.

        Net Income.    Income before taxes decreased 27.7 percent to Euro 389.8 million in 2003, from Euro 539.4 million in 2002. As a percentage of net sales, income before taxes decreased to 13.8 percent in 2003, from 17.0 percent in 2002. Minority interest of Euro (5.1) million in 2003 increased from Euro (4.7) million in 2002. The Company's effective tax rate was 30.1 percent in 2003 while it was 30.2 percent in 2002. Net income decreased 28.1 percent to Euro 267.3 million in 2003 from Euro 372.1 million in 2002. Net income as a percentage of net sales decreased to 9.5 percent in 2003 from 11.7 percent in 2002.

        Basic earnings per share for 2003 were Euro 0.60 decreasing from Euro 0.82 for 2002 and diluted earnings per share for 2003 were Euro 0.59 decreasing from Euro 0.82 for 2002.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2003

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended December 31,
	2002	%	2003	%
	(Thousand of Euro)		(Thousand of Euro)
Net sales	678,215	100.0	718,682	100.0
Cost of sales	199,584	29.4	225,483	31.4

Gross profit	478,631	70.6	493,199	68.6
Selling, general and administrative expense	364,265	53.7	394,085	54.8

Income from operations	114,366	16.9	99,114	13.8
Other expense (income) -net	4,824	0.7	11,895	1.7
Provision for income taxes	33,726	5.0	26,490	3.7
Minority interests	1,463	0.2	1,117	0.2

Net income	74,353	11.0	59,613	8.3

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, exclude the results of operations for the 53rd week in the U.S. retail fiscal calendar, when applicable, and include the results of operations of OPSM for the fourth quarter of 2002.. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the fourth quarter of 2003 and the fourth quarter of 2002 are calculated using for each currency the average exchange rate for the three-month period ended December 31, 2002.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company.

	4Q 2002 U.S. GAAP results	4Q 2003 U.S. GAAP results	Adjustment for constant exchange rates	4Q 2003 adjusted results
	(in millions of Euro)
Consolidated net sales	678.2	718.7	83.8	802.5
Manufacturing/Wholesale net sales	239.5	221.2	11.6	232.8
Less: intercompany sales	-31.0	-34.3	-5.3	-39.6
Wholesale sales to third parties	208.5	186.9	6.3	193.2
Retail net sales	469.7	531.7	77.6	609.3

        The results of operations for the three month period ended December 31, 2003 include the results of operation of OPSM (consolidated as of August 1, 2003).

        Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the three month period ended December 31, 2002. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2002 and 2003 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

  1.
  the consolidated results of OPSM for the three month period ended December 31, 2002, prior to the acquisition are included in the adjusted amounts; and

  2.
  the elimination of wholesale sales to OPSM from Luxottica Group entities for the three month period ended December 31, 2002.

This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of August 1, 2002.

The following table reflects the Company's consolidated net sales and income from operations for the three month period ended December 31, 2002 as reported and as adjusted:

	4Q 2002 U.S. GAAP results	Adjustment for OPSM	4Q 2002 adjusted results
	(in millions of Euro)
Consolidated net sales	678.2	70.4	748.6
Consolidated income from operations	114.4	5.7	120.1

        The Company's year end for its retail operations ends on the Saturday closest to December 31, and, as a result, a 53rd week may be added every four or five years. Fiscal 2003 was such a year and as such the 53rd week has increased net sales of U.S. dollar 41.7 million and income from operations of U.S. dollar 10.9 million.

        Net Sales.    Net sales increased 6.0 percent to Euro 718.7 million during the fourth quarter of 2003, as compared to Euro 678.2 million for the same period of 2002. This net increase was attributable to:

  •
  the additional sales related to the acquisition of OPSM;

  •
  the North-American retail calendar which, in 2003, included a 53rd week, whose effect was equal to U.S. dollar 41.7 million in sales, while 2002 was a 52 week year;

  •
  partially offset by the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have increased by 18.3 percent during the fourth quarter of 2003 as compared to the same period of 2002.

        The following table summarizes the combined effect on consolidated net sales of exchange rates, OPSM acquisition and 53rd week, to allow a comparison of operating performance on a consistent basis:

	Consolidated Net Sales
	4Q 2002	4Q 2003	% change
	(in millions of Euro)
US Gaap results	678.2	718.7	+6.0%
Exchange rate effect		83.8
Constant exchange rate	678.2	802.5	+18.3%
OPSM results in 2002	70.4
with OPSM in both years	748.6	802.5	+7.2%
w/o 53rd week in 2003(1)		(41.8)
Consistent basis	748.6	760.7	+1.6%

(1)
US dollar 41.7 million converted in Euro at 4Q 2002 average exchange rate of Euro 1.00 = US dollar 0.9982 to maintain constant exchange rate comparison.

        Excluding the effect of exchange rates, the OPSM acquisition and the 53rd week in 2003, net sales for the fourth quarter of 2003 increased by 1.6 percent compared to the same period of 2002, due to the strong performance of our retail division, partially offset by the Armani product lines.

        During the fourth quarter of 2003, net sales in the retail segment, including sales of OPSM, accounted for approximately 74.0 percent of total net sales, as compared to approximately 69.3 percent of total net sales in the same period of 2002.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM, increased 13.2 percent to Euro 531.7 million for the fourth quarter of 2003 from Euro 469.7 million for the same period of 2002. This increase was partially due to the inclusion of OPSM sales and of the North-American retail calendar (which, in 2003, included a 53rd week, whose effect is equal to U.S. dollar 41.7 million sales, while 2002 was a 52 week year) partially offset by the weakening of the U.S. dollars against the Euro. Using constant exchange rates between the periods, net retail sales would have increased by 29.7 percent as compared to the same period of 2002. The following table summarizes the combined effect on retail segment net sales of exchange rates, OPSM acquisition and 53rd week, to allow a comparison of operating performance on a consistent basis:

	Retail Segment Net Sales
	4Q 2002	4Q 2003	% change
	(in millions of Euro)
US Gaap results	469.7	531.7	+13.2%
Exchange rate effect		77.6
Constant exchange rate	469.7	609.3	+29.7%
OPSM results in 2002(2)	70.7
with OPSM in both years	540.4	609.3	+12.7%
w/o 53rd week in 2003(1)		(41.8)
Consistent basis	540.4	567.5	+5.0%

(1)
US dollar 41.7 million converted in Euro at 4Q 2002 average exchange rate of Euro 1.00 = US dollar 0.9982 to maintain constant exchange rate comparison.

(2)
This effect differs from the one relevant to consolidated net sales (Euro 70.4 million) because is gross of inter-segment elimination.

        Excluding the effect of exchange rates, the OPSM acquisition and the 53rd week in 2003, net sales of the retail division during the fourth quarter of 2003increased by5.0 percent as compared to the same period of 2002. Comparable store sales in constant U.S. dollar for the fourth quarter of 2003, excluding OPSM and 53rd week, increased by 2.9 percent as compared to the fourth quarter of 2002.

        Net sales to third parties in the manufacturing and wholesale segment decreased 10.4 percent to Euro 186.9 million for the fourth quarter of 2003 as compared to Euro 208.5 million in the same period of 2002. Assuming constant exchange rates, wholesale sales to third parties for the fourth quarter of 2003 would have decreased by 7.3 percent as compared to the same period of 2002. This decline was primarily attributable to the complete elimination of Armani sales during the period following the termination of our license agreement with Armani.

        On a geographic basis, the United States and Canada operations had net sales of Euro 452.0 million during the fourth quarter of 2003, comprising 62.9 percent of total net sales, a decrease of Euro 31.6 million from the same period of 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, the United States and Canada operations had an increase of U.S. dollar 54.3 million as compared to the same period of 2002). Net sales for the rest of the world accounted for the remaining Euro 266.7 million of net sales during the fourth quarter of 2003, which represented a 37.1 percent increase as compared to the same period of 2002. This increase was entirely due to the inclusion of OPSM sales, partially offset by the elimination of Armani sales following the termination of our license agreement with Armani.

        Cost of Sales.    Cost of sales increased 13.0 percent to Euro 225.5 million in the fourth quarter of 2003, from Euro 199.6 million in the same period of 2002, and increased as a percentage of net sales to 31.4 percent from 29.4 percent, respectively. Manufacturing labor costs decreased 4.7 percent to Euro 59.4 million in the fourth quarter of 2003, from Euro 62.4 million in the same period of 2002. As a percentage of net sales, cost of labor decreased at 8.3 percent in the fourth quarter of 2003 from 9.2 per cent of the same period of 2002. For the fourth quarter of 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar and the newly acquired IC Optics) was approximately 130,000 versus 132,000 for the same period of 2002.

        Gross Profit.    For the reasons outlined above, gross profit increased 3.0 percent to Euro 493.2 million in the fourth quarter of 2003, from Euro 478.6 million in the same period of 2002. As a percentage of net sales, gross profit decreased to 68.6 percent in the fourth quarter of 2003 from 70.6 percent in the same period of 2002.

        Operating Expenses.    Total operating expenses increased 8.2 percent to Euro 394.1 million in the fourth quarter of 2003, from Euro 364.3 million in the same period of 2002. As a percentage of net sales, operating expenses increased to 54.8 percent in the fourth quarter of 2003 from 53.7 percent in the same period of 2002.

        Selling, royalty and advertising expenses increased 7.4 percent to Euro 322.7 million during the fourth quarter of 2003, from Euro 300.6 million in the same period of 2002. As a percentage of net sales, these expenses increased to 44.9 percent in the fourth quarter of 2003 from 44.3 percent in the same period of 2002, mainly because of the consolidation of OPSM results.

        General and administrative expenses, including intangible asset amortization, increased 12.1 percent to Euro 71.4 million in the fourth quarter of 2003 from Euro 63.7 million in the same period of 2002. As a percentage of net sales, general and administrative expenses increased to 9.9 percent in the fourth quarter of 2003 from 9.4 percent in the same period of 2002, mainly because of the consolidation of OPSM results.

        Income from Operations.    Income from operations for the fourth quarter of 2003 decreased 13.3 percent to Euro 99.1 million from Euro 114.4 million in the same period of 2002. As a percentage of net sales, income from operations decreased to 13.8 percent in the fourth quarter of 2003 from 16.9 percent in the same period of 2002. The comparison between the results of 2003 and 2002 is affected by the fact that the three month period ended December 31, 2003 includes the results of operation of OPSM and also by the North-American retail calendar, which, in 2003, included a 53rd week, while 2002 was a 52 week year. The effect of the 53rd week was equal to U.S. dollar 10.9 million in income from operations.

        On a consolidated adjusted basis, including OPSM's results for the fourth quarter of 2002, and excluding the effect of 53rd week from 2003 results, the decrease in income from operation in the fourth quarter of 2003, as adjusted, would have been 25.1 percent as compared to the same period of 2002, as adjusted (see following table).

	Consolidated Income from Operations
	4Q 2002	4Q 2003	% change
	(in millions of Euro)
US Gaap results	114.4	99.1	-13.3%
% of net sales	16.9%	13.8%
OPSM results in 2002	5.7
with OPSM in both years	120.1	99.1	-17.5%
% of net sales	16.0%	13.8%
w/o 53rd week in 2003(1)		(9.2)
Consistent basis(1)	120.1	89.9	-25.1%
% of net sales	16.0%	13.2%

(1)
US dollar 10.9 million converted in Euro at 4Q 2003 average exchange rate of Euro 1.00 = US dollar 1.1882. Differently from previous reconciliations on net sales, we are not calculating for income from operations the exchange rate effect.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 17.0 percent in the fourth quarter of 2003, from 21.7 percent in the same period of 2002.

        Operating margin in the retail segment increased to 11.2 percent in the fourth quarter of 2003 from 9.9 percent in the same period of 2002. On a consolidated adjusted basis, including OPSM's results for the fourth quarter of 2002, and excluding the effect of 53rd week from 2003 results, the increase in operating margin in the retail segment, would have been to 10.1 percent in the fourth quarter of 2003, as adjusted, as compared to 9.9 percent in the same period of 2002, as adjusted (see following table).

	Retail segment Income from Operations
	4Q 2002	4Q 2003	% change
	(in millions of Euro)
US Gaap results	46.4	59.5	28.4%
% of net sales	9.9%	11.2%
OPSM results in 2002(1)	7.2
with OPSM in both years	53.6	59.5	+11.0%
% of net sales	9.9%	11.2%
w/o 53rd week in 2003(2)		(9.2)
Consistent basis(2)	53.6 9.9%	50.3 10.1%	-6.1%
Consistent basis in US dollar(3)	53.5	59.8	+11.8%

(1)
This effect differs from the one relevant to consolidated income from operation (Euro 5.7 million) because is gross of inter-segment elimination.

(2)
US dollar 10.9 million converted in Euro at 4Q 2003 average exchange rate of Euro 1.00 = US dollar 1.1882. Differently from previous reconciliations on net sales, we are not calculating for income from operations the exchange rate effect.

(3)
Translated at the 4Q 2002 average exchange rate of Euro 1.00 = US dollar 0.9982 and at the 4Q 2003 average exchange rate of Euro 1.00 = US dollar 1.1882, respectively. This translation is provided for comparison purpose only, being most of retail business generated in US dollar, and does not purport to be indicative of operating results at constant exchange rates, because a portion of retail business is generated in other currencies.

        Interest and Other Expenses.    Net interest and other expense was Euro 11.9 million in the fourth quarter of 2003 as compared to Euro 4.8 million in the same period of 2002. This increase was attributable primarily to net realized and unrealized foreign exchange transaction and remeasurement losses, net of Euro 2.0 million recognized in the fourth quarter of 2003 as compared to gains of Euro 6.0 million on similar items in the same period of 2002, partially offset by lower interest expense in the current period due to the reduction of interest rates.

        Net Income.    Income before taxes decreased 20.4 percent to Euro 87.2 million in the fourth quarter of 2003, from Euro 109.5 million in the same period of 2002. As a percentage of net sales, income before taxes decreased to 12.1 percent in the fourth quarter of 2003 from 16.2 percent in the same period of 2002. Minority interest decreased to Euro (1.1) million in the fourth quarter of 2003 from Euro (1.5) million in the same period of 2002. The Company's effective tax rate in the fourth quarter of 2003 was 30.4 percent as compared to 30.8 percent in the same period of 2002. Net income decreased 19.8 percent to Euro 59.6 million in the fourth quarter of 2003 from Euro 74.4 million in the same period of 2002. Net income as a percentage of net sales decreased to 8.3 percent in the fourth quarter of 2003 from 11.0 percent in the same period of 2002.

        Basic and diluted earnings per share for the fourth quarter of 2003 was Euro 0.13 decreasing from Euro 0.16 for the same period of 2002.

LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2003, the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,470.4) million as compared to Euro (1,254.3) million as of December 31, 2002. This increase in net debt is attributable mainly to the acquisition of OPSM Group Ltd and, to a lesser extent, the purchase of treasury shares and in connection with the acquisition of the Versace and Prada licences, partially offset by the cash generated by operating activities during 2003.

        Set forth below is certain information regarding our net financial position as of December 31, 2002 and December 31, 2003:

	Dec. 31, 2002	Dec. 31, 2003
	(million of Euro)	(million of Euro)
Cash	151.4	299.9
Bank overdrafts	(371.7)	(516.9)
Current portion of long-term debt	(178.3)	(390.9)
Long-term debt	(855.7)	(862.5)

Net Financial Position	(1,254.3)	(1470.4)

        "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. The term "net financial position" is not, and should not be considered as, a substitute for our total long-term debt, total liabilities or any other financial measures presented in accordance with U.S. GAAP. Net financial position may differ from similarly titled financial measures used by other companies.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        In June 1999, the Company received the proceeds of a Euro 350 million eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds, which were repaid in full in June 2002. To refinance the eurobonds, in June 2002 Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and require equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.641 percent on December 31, 2003) and the credit facility allows U.S. Holdings to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, U.S. $ 145 million was outstanding as of December 31, 2003.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the "2002 Swap"), under which the beginning and maximum notional amount is U.S. $275 million, which decreases by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. This derivative does not qualify for hedge accounting under

Statement of Financial Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano S.p.A. In June 2000, the Company refinanced this short-term credit facility with a new credit facility with several financial institutions under which the total maximum borrowings is Euro 500 million. All amounts outstanding under this credit facility were repaid, and the credit facility was terminated in June 2003.

        In December 2000, the Company entered into a credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount outstanding at that time was repaid in full.

        In March 2001, the Company entered into a credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility was unsecured and scheduled to expire in September 2002. In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions. On December 27, 2002 the amount outstanding at that time of Euro 500 million was repaid in full.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal repayments of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.592 percent on December 31, 2003). The revolving loan provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.594 percent on December 31, 2003). The final maturity of the credit facility is December 31, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 650 million was outstanding as of December 31, 2003.

        In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which will decrease Euro 100 million on June 27, 2004 and Euro 25 million in each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor to a fixed rate of 2.985 percent per annum.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes.

        On September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of performance rights and options of OPSM for an aggregate of A$ 442.7 million (Euro 253.7 million). The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short term lines available. The new credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.692 percent on December 31, 2003). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.683 percent on December 31, 2003). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 200 million was outstanding as of December 31, 2003.

        Capital expenditures for the year 2003 were Euro 81.3 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On July 23, 2003, the Company announced the signing of a 10-year worldwide license agreement for the production and distribution of Prada and Miu Miu sunglasses and prescription frames. The new collections were presented and launched in September 2003. The transaction was effected through the Company's purchase from Prada of its subsidiaries that produce and distribute eyewear, for an aggregate amount of Euro 26.5 million.

        On September 25, 2002, the Company announced that U.S. Holdings had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on that date. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company's ADRs, representing 2.2 percent of the authorized and issued share capital of the Company, over the 18 month period commencing on that date. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through December 31, 2003, U.S. Holdings had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

        On April 22, 2003, the Company entered into a Settlement Agreement with Oakley, Inc. ("Oakley") under which two previously reported patent and intellectual property lawsuits brought by Oakley in 1998 (originally against Bausch & Lomb Incorporated and certain of its subsidiaries and assumed by the Company in connection with its acquisition from Bausch & Lomb in 1999 of the Ray Ban business) and in 2001 against the Company and certain of its subsidiaries, each in the U.S. District Court for the Central District of California, were settled. As part of the settlement, neither party admitted to any wrongdoing in either case, and all claims and counterclaims were released and discharged. Further, the preliminary injuction that Oakley had obtained in the second case against certain subsidiaries of the Company was dissolved.

        In May 2001, certain former stockholders of Sunglass Hut International, Inc. ("SHI") commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire SHI and certain other defendants, on behalf of a purported class of former SHI stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities, and rules thereunder in connection with the acquisition of SHI in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement, prior the commencement of the tender offer, with the former chairman of SHI, which purportedly involved paying consideration to such person for his SHI shares and his support of the tender offer that was higher than that paid to SHI's stockholders in the tender offer. The Company and the other defendant filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted the Company's motion to dismiss plaintiffs' claim under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, but denied the Company's motion to dismiss the claims under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former chairman of SHI, and aiding and abetting alleged breaches by SHI's former directors of their fiduciary duties, noting that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs' allegations in the complaint as true. The Company continues to believe that the claims that were not dismissed are without merit and that its defenses are meritorious, and will continue to defend against such claims vigorously. However, the Company can provide no assurance as to the outcome of the case.

        In December 2002, the Company was informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. The Company has been fully cooperating with this investigation and intends to continue to do so, by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome or timing of this investigation.

        On August 29, 2003, the Securities Appellate Tribunal (SAT) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT's decision and that the Company, through its subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. The Company expects the aggregate cost of the offer to be approximately Euro 16 million, including stipulated interest increments. In accordance with applicable Indian regulation, the Company placed in escrow with the Manager of the Offer Rs 226 million (Euro 4.2 million). On November 17, 2003, the Supreme Court of India stayed the SAT's order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). The Company complied with such requirement.

        On January 26, 2004, the Company and Cole National Corporation jointly announced that they have entered into a definitive merger agreement dated as of January 23, 2004 with the unanimous approval of the Boards of Directors of both companies. Under the agreement, the Company will acquire all of the outstanding shares of Cole National for a cash purchase price of U.S. $ 22.50 per share, together with the purchase of all outstanding options and similar equity rights at the same price per share, less their respective exercise prices, for a total purchase price of approximately U.S. $ 401 million. The merger is subject to the approval of Cole National's stockholders and the satisfaction of other customary conditions, including compliance with applicable antitrust clearance requirements. The transaction is expected to close in the second half of 2004.

        On February 18, 2004, the Company announced the renewal of the licensing agreement for the design, production and worldwide distribution of prescription frames and sunglasses with Chanel. The licensing agreement provides for continuation of the terms and conditions of the current contract and will expire on March 31, 2008.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, risks that the merger with Cole National Corporation will not be completed, including risks that regulatory or stockholder approval of the merger will not be obtained, risks that legislative or regulatory developments may occur that could have the effect of delaying or preventing the merger and uncertainty as to the timing of obtaining regulatory approval, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights, and other risks and uncertainties referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002 (included under Item 3—"Key Items—Risk Factors") and its other filings with the securities and Exchange Commission.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
	By:	/s/ ROBERTO CHEMELLO
ROBERTO CHEMELLO CHIEF EXECUTIVE OFFICER
Date March 30, 2004

Set forth below is the text of a press release issued by the Company for the year ended December 31, 2003. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise. Please refer to the Company's Report on Form 6-K dated March 2004 for additional information on certainstatements made in this press release.

Luxottica Group Announces 4th Quarter Results

Group highlights for fiscal year 2003:

—Net sales of EUR 2,824.0 (US$ 3,193.1 million)

—Operating income of EUR 431.8 million

—Earnings per share or ADS of EUR 0.60 (US$ 0.67)

Milan, Italy, January 29, 2004—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month and the twelve-month period ended December 31, 2003(1).

Results of the OPSM operations, the retail chain leader in the Australian market, were consolidated into the Group's results for the three- and twelve-month periods from August 1, 2003.

Consolidated Results

Fourth quarter highlights

•
In the fourth quarter, consolidated net sales confirmed the reversal in the trend experienced in the third quarter when compared to the first part of 2003. Consolidated net sales for the quarter increased year-over-year by 5.9 percent to EUR 718.1 million. Assuming constant exchange rates, consolidated net sales for the quarter would have increased by 18.2 percent.

•
Consolidated operating income for the quarter was EUR 99.1 million and consolidated operating margin for the quarter was 13.8 percent.

•
Consolidated net income for the quarter was EUR 59.6 million and consolidated net margin for the quarter was 8.3 percent.

•
Earnings per share or American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.13. In U.S. Dollars, earnings per share or ADS for the quarter were US$ 0.16.

Fiscal year 2003 highlights

•
Consolidated net sales for the year declined year-over-year by 11.2 percent to EUR 2,824.0 million. Assuming constant exchange rates, consolidated net sales for fiscal year 2003 would have risen by 1.4 percent.

•
Consolidated operating income for the year was EUR 431.8 million and consolidated operating margin for 2003 was 15.3 percent.

•
Consolidated net income for the year was EUR 267.3 million. Consolidated net margin for the fiscal year was 9.5 percent.

•
Earnings per share or American Depositary Share (ADS) for the fiscal year were EUR 0.60. In U.S. Dollars, earnings per share or ADS for the period were US$ 0.67.

•
Consolidated net outstanding debt as of December 31, 2003 was EUR 1,470,4 million which includes the OPSM acquisition of EUR 285 million which was paid in September.

Breakdown of Retail and Manufacturing/ Wholesale Results

•    Retail Division

        In the fourth quarter, year-over-year retail sales increased by 13.1 percent to EUR 531.2 million. Assuming constant exchange rates, retail sales for the quarter would have risen by 29.6 percent. Excluding OPSM, same store sales in U.S. Dollars for the quarter increased by 2.9 percent compared to the same period last year, an improvement when compared to the decline of 2.3 percent in the first nine months of 2003.

        Retail operating income for the quarter was EUR 59.5 million. In U.S. Dollars, it increased by 46.9 percent. Retail operating margin was 11.3 percent.

        In 2003, retail sales declined year-over-year by 9.2 percent to EUR 2,001.7 million. Assuming constant exchange rates, retail sales for the fiscal year would have increased by 6.7 percent. Excluding OPSM, same store sales in U.S. Dollars for the year declined year-over-year by 1.1 percent.

        Retail operating income for the year was EUR 269.8 million, resulting in an operating margin of 13.5 percent.

        Leonardo Del Vecchio, chairman of Luxottica Group commented on the results of the Retail division: "Traditionally, one of the weakest quarters in our retail division, the fourth quarter was indeed satisfactory. Same store sales actually increased by 2.9 percent with the first signs of economic improvement in North America, interrupting the negative trend begun in the fourth quarter of 2001. This positive result was also attributable to the good sales performance during the holiday season especially at Sunglass Hut International.

        We expect this improving trend to continue into 2004."

•    Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for the fourth quarter declined year-over-year by 7.6 percent to EUR 221.2 million. Assuming constant exchange rates manufacturing/wholesale sales for the period would have declined 2.8 percent.

        The Group's manufacturing/wholesale sales for fiscal 2003 declined year-over-year by 11.8 percent to EUR 995.1 million. Assuming constant exchange rates manufacturing/wholesale sales for the year would have declined 4.9 percent.

        Manufacturing/wholesale operating income for 2003 was EUR 191.1 million, reflecting an operating margin of 19.2 percent.

Statement from the Chairman

        Mr. Del Vecchio concluded: "2003 was a challenging year for our Group due to factors which negatively affected both our overall business and the worldwide economy.

        The decrease by EUR 105 million in net income was partly due to the 16.4 percent devaluation of the U.S. Dollar against the Euro, which reduced net income by EUR 65 million.

        I am optimistic about 2004, especially because of the investments we made in 2003. We launched three new brands: Prada, Versace and Ray-Ban ophthalmic.

        We consolidated our market share in Australia through the acquisition of OPSM. Finally during 2003, we started negotiations with Cole National which a few days ago led to the signing of a merger agreement, adding to the list of acquisitions made and self-financed in the past ten years. In fact, the Group's ability to generate significant cash flow before dividend, expected to be in the range of EUR 300-400 million per year in the next few years, will allow us to repay for these acquisitions in a limited number of years.

        2004 presents new opportunities which make us optimistic in the future of our Group. Excluding the currency impact, we can confirm that we expect approximately 15 percent growth in net income.

        With a Euro/U.S. Dollars exchange rate of EUR 1.00 = US$ 1.25 we expect to post earnings per share (EPS) for fiscal year 2004 of Euro 0.63, or EPADS of US$ 0.79."

Other Corporate Developments

        With reference to the merger agreement with Cole National announced on January 26, Luxottica Group stated that, as a clarification of news in the press, the merger agreement provides for the acquisition of Cole National through a merger of a subsidiary of Luxottica Group with Cole National and not through a tender offer. The merger if approved by the majority of Cole National shareholders would be binding for all shareholders who would receive cash for their securities.

        In addition, Luxottica Group stated that the total purchase price for the acquisition of shares and options is U.S. Dollars 401 million and that Cole National's net debt as of November 1st, 2003 was U.S. Dollars 261 million.

        Luxottica Group will fund the purchase and costs associated with this transaction from cash flow and credit facilities to be available at the closing. Luxottica Group management is confident that it will secure financing for the total purchase price.

        Furthermore, Luxottica Group stated that customary conditions to which the merger agreement is subject refer to: the receipt of U.S. antitrust clearance, the conduct by Cole National management of the Company's operations in an ordinary course of business in all material expects and the lack of extraordinary and unpredictable events which may have a material adverse effect.

        Finally, Luxottica Group stated that Larry Pollock, President and Chief Executive Officer of Cole National, has a shareholding of approximately 5 percent in Cole National. The largest shareholder has a 20 percent shareholding in Cole National.

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colours and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina,

South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

        In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette™ and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of EUR 2,824.0 and EUR 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Non-GAAP Financial Measures

        Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the twelve-month period2003 and the thirdfourth quarter of 2003 and the twelve-month period2002 and the thirdfourth quarter of 2002 are calculated using for each currency the average exchange rate for the twelve-month period and the three-month period ended December 31, 2002. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See Table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

Euro million	4Q 2002 U.S. GAAP results	4Q 2003 U.S. GAAP results	Adjustment for constant exchange rates	4Q 2003 adjusted results
Consolidated net sales	678.2	718.1	83.7	801.8
Manufacturing/wholesale net sales	239.5	221.2	11.6	232.8
Retail net sales	469.7	531.2	77.4	608.6

Euro million	2002 U.S. GAAP results	2003 U.S. GAAP results	Adjustment for constant exchange rates	2003 adjusted results
Consolidated net sales	3,178.6	2,824.0	400.1	3,224.1
Manufacturing/wholesale net sales	1,128.7	995.1	77.9	1,073.0
Retail net sales	2,204.8	2,001.7	351.7	2,353.4

Safe Harbor Statement

        Certain statements in this press release may constitute "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, risks that the merger with Cole National Corporation will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to the Company' filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assumes any obligation to update them.

Company contacts

Luxottica Group S.P.A.
Sabina Grossi, Director, Investor Relations
Alessandra Senici, Investor Relations

Investorrelations@luxottica.com

Tel.: +39-02-8633-4665
E-mail: AlessandraSenici@Luxottica.com

(1)
Unless otherwise noted, all comparisons made in this announcement are between the three- and twelve-month periods ended December 31, 2003, and the equivalent three- and twelve-month periods ended December 31, 2002. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale and retail components, which include Sunglass Hut International, LensCrafters and OPSM. As there are inter-company items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended December 31, 2003, of EUR 1.00 = US$1.1882, compared with EUR 1.00 = US$0.9982 for the fourth quarter of 2002. For 2003, the results denominated in U.S. Dollars were converted at the average exchange rate of EUR 1.00 = US$1.1307, compared with EUR 1.00 = US$0.9450 for 2002.

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LUXOTTICA GROUP S.p.A.
INDEX TO FORM 6-K
LUXOTTICA GROUP S.p.A. CONSOLIDATED BALANCE SHEETS -US GAAP- DECEMBER 31, 2002 (AUDITED) AND DECEMBER 31, 2003 (AUDIT PENDING)
LUXOTTICA GROUP S.p.A. CONSOLIDATED BALANCE SHEETS -US GAAP- DECEMBER 31, 2002 (AUDITED) AND DECEMBER 31, 2003 (AUDIT PENDING)
LUXOTTICA GROUP S.p.A. STATEMENTS OF CONSOLIDATED INCOME -US GAAP- FOR THE YEAR ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (AUDIT PENDING)
LUXOTTICA GROUP S.p.A. STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY -US GAAP- FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDIT PENDING)
LUXOTTICA GROUP S.p.A. STATEMENTS OF CONSOLIDATED CASH FLOWS -US GAAP- FOR THE YEAR ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (AUDIT PENDING)
LUXOTTICA GROUP S.p.A. STATEMENTS OF CONSOLIDATED CASH FLOWS -US GAAP- FOR THE YEAR ENDED DECEMBER 31, 2002 (AUDITED) AND 2003 (AUDIT PENDING)
LUXOTTICA GROUP S.p.A. CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS AND THREE MONTHS ENDED DECEMBER 31, 2002 AND 2003
Luxottica Group Announces 4th Quarter Results